Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Liteboxer Technologies, Inc.
8 Merrill Industrial Drive, Unit 12
Hampton, NH 03842
https://liteboxer.com/

Up to $4,999,992.68 in Common Stock at $17.59
Minimum Target Amount: $9,991.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Liteboxer Technologies, Inc.
Address: 8 Merrill Industrial Drive, Unit 12, Hampton, NH 03842
State of Incorporation: DE
Date Incorporated: January 06, 2016

Terms:

Equity

Offering Minimum: $9,991.12 | 568 shares of Common Stock
Offering Maximum: $4,999,992.68 | 284,252 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $17.59
Minimum Investment Amount (per investor): $492.52

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Super Early Bird Bonus

Invest $500 within the first week and receive 10% bonus shares

Early Bird Bonus

Invest $500 within the first two weeks and receive 5% bonus shares

Amount-Based:

$1,000+ | 1st Tier

Invest $1,000 and receive a 50% discount on a one year All-Access Membership

$5,000+ | 2nd Tier

Invest $5,000 and receive 5% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$10,000+ | 3rd Tier

Invest $10,000 and receive 10% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$25,000+ | 4th Tier

Invest $25,000 and receive 15% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$50,000+ | 5th Tier

Invest $50,000 and receive 20% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$100,000+ | 6th Tier

Invest $100,000 and receive 25% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

**Store-wide discount limited to $2,500 value*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Liteboxer Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $17.59/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,759. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Liteboxer, the at-home boxing workout for Meta Quest, is dominating the metaverse with its heart pumping beat based workouts. Liteboxer connects people in a way that's deeper than a 2D screen. Liteboxer brings an immersive boxing experience straight to your home by bringing best-in-class trainers right into your home to coach you every step of the way. No additional hardware is required, just a Meta Quest and Meta Quest 2 and your will to win.

Business Model

Our business is driven by subscriptions. Our goal is to create a platform that makes working out suck less. This leads to subscriber growth through marketing and word of mouth. We also hope to keep our users as engaged as possible to reduce churn. We create and deliver new content daily that is driven by music, trainers, and elements of gamification.

IP list

☒ *Patents, patent applications (utility, design, international)*

o Serial No. 16/016,639, filed June 24, 2018, now U.S. Patent No.

10,124,227, granted November 13, 2018, titled "Interactive exercise and training system"

o Serial No. 16/188,128, filed November 12, 2018, now U.S. Publication No. 2019/0388760, published December 26, 2019, titled "Interactive exercise and training system"

o Serial No. 16/717,588, filed December 17, 2019, now U.S. Patent No. 10,705,597, granted July 7, 2020, titled "Interactive exercise and training system and method"

o Serial No. 16/921,623, filed July 6, 2020, unpublished, titled, “Interactive exercise and training system and method”

o Serial No. 29/741,373, filed July 13, 2020, titled “Boxing-based fitness platform”

o Serial No. 63/110,118, filed November 5, 2020, titled “Surface interactions in a virtual reality (VR) environment”

o Serial No. 17/201,734, filed March 15, 2021, titled “Surface interactions in a virtual reality (VR) environment.”

o Serial No. 35/001,982, filed January 13, 2021, titled “Boxing-based fitness platform” (design)

o PCT/US2020/65571, filed December 17, 2020, titled ““Interactive exercise and training system and method”

o PCT/US2019/38725, filed June 24, 2019, titled “Interactive exercise and training system,” published as WO/2020/005829, January 2, 2020

o Korean Patent Application (PCT) 10-2021-7002500, filed January 24, 2021, titled “Interactive exercise and training system”

o Japanese Patent Application No. 2020-573506, filed December 24, 2020, titled “Interactive exercise and training system”

o European Patent Application No. 19 827516.6, filed January 24, 2021, titled “Interactive exercise and training system”

Trademark applications

o LITEBOXER, Serial No. 88/395,535, filed April 22, 2019

o LB (stylized logo), Serial No. 88/869,255, filed April 13, 2020

o RHYTHM TECHNOLOGY, Serial No. 90/049,135, filed July 13, 2020

Corporate History

The Company was originally founded in 2016 as a Limited Liability Company in Delaware. In 2019, the Company converted to a Delaware C-Corp.

Competitors and Industry

Competitors

The Company's competitors include Supernatural, Les Mills, Fitxr, and Peloton.

1. We are the only VR fitness app that uses REAL trainers during the workout. We put the trainer in the room with you.

2. We have a unique partnership with Universal Music Group that allows our users to pick the music they hear during the workout (think Spotify vs Pandora).

3. We are the only fitness app that uses hand tracking. This means you don’t have to hold sweaty controllers during the workout.

Supernatural, Les Mills, and FitXR all use videogame mechanics similar to Beat Saber. These are rhythm games where you slice or punch objects that are floating towards you. Liteboxer is not a videogame; it’s functional fitness programming. It incorporates training elements like battle ropes, hit surfaces, squat indicators and more that are all timed with trainer callouts synced to the beat of the music.

Industry

The most exciting thing about the fitness and virtual reality industry is that it is just beginning. To date there have been 14.8M Meta headsets sold in the first 3 years. Other key players such as Apple and Pico are developing their own technology for headsets that will expand the market even further. We will work with all of these partners to make sure our app is the leader on all platforms. Fitness apps in the virtual space are just starting to be developed and Liteboxer is at the forefront. We are one of the top 5 apps on the Oculus store for fitness.

Source for Meta headsets: https://www.vgchartz.com/article/454210/meta-quest-2-has-sold-148-million-units-most-successful-vr-headset/

Source for Oculus: https://www.themanual.com/fitness/best-vr-fitness-apps/

Current Stage and Roadmap

Current Stage

We are currently in-market with our product or service, intend on rebranding during or after the launch of this raise, and are a part of a new or very young industry. We are also working on new product features.

Future Roadmap

Our goal over the next few years is to become the ultimate destination for fitness in the virtual space. No matter what your workout of choice is - spin, barre, pilates, boxing - we are the app destination for you. By combining real trainers with top music and best in class visual environments hope to be the technology leaders in VR fitness.

We're raising money so we can continue to grow our team. There are so many areas of focus and we need more engineers to accomplish the work.

The Team

Officers and Directors

Name: Steven J. Bell

Steven J. Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: October 01, 2020 - Present
  Responsibilities: As CFO I will be very involved in providing information required for due diligence. I receive a compensation of $170k.

Name: Jeffrey William Morin

Jeffrey William Morin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: I cofounded the company with Todd Dagres. I am the CEO and oversee all business and technical activities. I receive an annual compensation of $175k.

Name: Todd Dagres

Todd Dagres's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Board Member
  Dates of Service: October 22, 2019 - Present
  Responsibilities: He is a co-founder and board member of the company. He is also an investor. Todd does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Spark Capital
  Title: Founder and General Partner
  Dates of Service: July 01, 2004 - Present
  Responsibilities: Todd has led Spark's investments in 1stdibs, Freight Farms, Jana, Kateeva, SiFive and Signpost. He also led Spark's previous investments in Covestor (acquired by Interactive Brokers) and Verivue (acquired by Akamai).

Name: Isaiah Kacyvenski

Isaiah Kacyvenski's current primary role is with Will Ventures. Isaiah Kacyvenski currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 19, 2022 - Present
  Responsibilities: Investor and Board Member. Isaiah Kacyvenski does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Will Ventures
  Title: Co-Founder and Managing Partner
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Will Ventures is an early-stage venture capital firm that leverages the power of sport to change the world. We embrace getting our hands dirty alongside the entrepreneurs we invest in and utilize our network, expertise and experience to add outsized value to young, sports-centric companies.

Name: Kevin Ken Tsujihara

Kevin Ken Tsujihara's current primary role is with Alignment Growth. Kevin Ken Tsujihara currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: October 22, 2019 - Present
Responsibilities: He is a board member for the Company. Kevin does not receive any compensation from LB. Other than attending quarterly board meetings he does not spend significant time on LB.

Other business experience in the past three years:

- **Employer:** Basketball Champions League
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Steer the organization towards a sustainable future.

Other business experience in the past three years:

- **Employer:** Tetavi
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Steer the organization towards a sustainable future.

Other business experience in the past three years:

- **Employer:** FIBA
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Steer the organization towards a sustainable future.

Other business experience in the past three years:

- **Employer:** The Partner Companies, LLC
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Steer the organization towards a sustainable future.

Other business experience in the past three years:

- **Employer:** Alignment Growth
  Title: Partner
  Dates of Service: January 01, 2021 - Present
  Responsibilities: To manage and remain in overall control of the management of the firm on an operational basis.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. For a company like us it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
The Company has recently pivoted its focus from connected fitness hardware to a Virtual Reality (VR) product. Our revenues are therefore dependent upon the market for VR fitness products.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case It will need to look to raise funds from additional or sources, or it could cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better

terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other fitness and recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Liteboxer Technologies, Inc. was formed on January 6, 2016 as Litebox LLC. On October 22, 2019 it was converted to a C Corp. We launched our first product in October 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into

the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liteboxer has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our VR Product is currently available for sale only on the Oculus store. Therefore if the Oculus store revoked our rights to sell our subscription service on its platform we would lose our sole selling channel. This would cause the Company to fail and you would lose your entire investment.

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.
We have incurred operating losses each year since our inception in 2016 and may continue to incur net losses in the future. We expect that our operating expenses may increase in the future as we optimize and grow our business, including via our sales and marketing efforts, continuing to invest in research and development, adding content and software features to our platform, expanding into new geographies, and developing new products. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on strategic opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We may be unable to attract and retain Subscribers, which could have an adverse effect on our business and rate of growth.
Our continued business and revenue growth is dependent on our ability to

continuously attract and retain Subscribers, and we cannot be sure that we will be successful in these efforts, or that Subscriber retention levels will not materially decline. There are a number of factors that could lead to a decline in Subscriber levels or that could prevent us from increasing our Subscriber levels, including: • our failure to introduce new features, products, or services that Members find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received; • harm to our brand and reputation; • pricing and perceived value of our offerings; • our inability to deliver quality products and functionality, content, and services; • actual or perceived safety concerns regarding our products; • unsatisfactory experiences with the delivery, installation, or servicing of our Connected Fitness Products, including due to delivery costs or prolonged delivery timelines and limitations on, cost of, or the suspension of, the in-home installation, return, and warranty servicing processes; • our Members engaging with competitive products and services; • technical or other problems preventing Members from accessing our content and services in a rapid and reliable manner or otherwise affecting the Member experience; • deteriorating general economic conditions or a change in consumer spending preferences or buying trends; • changes in consumer preferences regarding home fitness, whether as a result of the COVID-19 pandemic or otherwise; and • interruptions in our ability to sell or deliver our Connected Fitness Products or to create content and services for our Members as a result of the COVID-19 pandemic or otherwise. Additionally, any potential expansion into international markets can involve new challenges in attracting and retaining Subscribers that we may not successfully address. As a result of these factors, we cannot be sure that our Subscriber levels will be adequate to maintain or permit the expansion of our operations. A decline in Subscriber levels could have an adverse effect on our business, financial condition, and operating results.

If we are unable to anticipate consumer preferences and successfully develop and offer new, innovative, and updated products and services in a timely manner, or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected

Our success in maintaining and increasing our Subscriber base depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner or via the appropriate channels, or our new or enhanced offerings are not accepted by our Subscribers, our competitors may introduce similar or more desirable offerings and at speeds that are faster than us, which could negatively affect our growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes

The VR fitness market is relatively new and, if the general market and specific demand for our products and services does not continue to grow, grows more slowly than we expect, or fails to grow as much as we expect, our business, financial condition, and

operating results may be adversely affected.
The VR fitness market is relatively new, and largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. We have had to educate consumers about our products and services through significant investment and provide quality content that is superior to the content and experiences provided by our competitors. Additionally, the fitness and wellness market at large is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop or be sustained at current levels, that the public's interest in VR fitness and will continue, or that our products and services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve or sustain market acceptance, our business, financial condition, and operating results could be adversely affected.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.
Our products and services are offered in a highly competitive market. We face significant competition in every aspect of our business, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, and health and wellness apps. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours. Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, be more efficient at meeting consumer demand, create more compelling employment opportunities, or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising or music licensing rights, or be better positioned to withstand substantial price competition. Due to the highly volatile and competitive nature of the industry in which we compete, we may face pressure to continually introduce new products, services and technologies, enhance existing products and services, effectively stimulate customer demand for new and upgraded products and services, and successfully manage the transition to these new and upgraded products and services. If we are not able to compete effectively against our competitors, they may acquire, engage and retain customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and operating results

We depend upon third-party licenses for the use of music in our content. An adverse

change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition

Music is an important element of the overall content that we make available to our members. To secure the rights to use music in our content, we enter into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). We pay royalties to such parties or their agents. The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom we may have conflicting ownership information, and this can generate a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. At times, while we may hold the applicable license for certain music in North America, it may be difficult to obtain the license for the same music from the applicable rights holders outside of North America. In addition, our music licenses may not contemplate some of the features and content that we may wish to add to our service, or new service offerings or revenue models that we may wish to launch. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. We may elect not to renew certain agreements with rights holders for any number of reasons, or we may decide to explore different licensing schemes or economic structures with certain or all rights holders. Artists and/or songwriters may object and may exert public or private pressure on rights holders to discontinue or to modify license terms, or we may elect to discontinue use of an artist or songwriter's catalog based on a number of factors, including actual or perceived reputational damage. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • the continued market acceptance of, and the growth of the VR fitness market; • evolving consumer demand and our ability to maintain and attract new Subscribers; • our development and improvement of the quality of the Liteboxer VR experience, including, enhancing existing and creating new VR Products, services, technology, features, and content; • the continued development and upgrading of our proprietary technology platform; • the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market; • pricing pressure as a result of competition or otherwise; • increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive; • seasonal fluctuations in subscriptions and usage of VR Fitness Products by our Members, each of which may change as our products and services evolve or as our business grows; • the diversification and growth of our revenue sources; • our ability to maintain gross margins and operating margins; • system failures or breaches of security or privacy; • adverse litigation judgments, settlements, or other litigation-related costs, including content costs for past use; • changes in accounting standards, policies, guidance, interpretations, or principles; and • changes in business or macroeconomic conditions, including the impact of the COVID-19 pandemic, global supply chain issues, lower consumer confidence, inflation, recessionary conditions, increased unemployment rates, or stagnant or declining wages. Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

We rely on access to production studios and the creativity of our fitness instructors to generate our class content. If we are unable to access or use studios or if we are unable to attract and retain high-quality fitness instructors, we may not be able to generate interesting and attractive content for our classes.
Most of the fitness and wellness content offered on our platform is produced in one production studio located in New York City. Due to our reliance on one studio any incident involving that studio, or affecting New York City at-large, including COVID-19 related public health and safety measures or other restrictions, could render that studio inaccessible or unusable and could inhibit our ability to produce and deliver new fitness content for our Members. Our standard employment contract with our fitness instructors has a fixed term, however, any of our instructors may leave Liteboxer prior to the end of their contracts. If we are unable to attract or retain creative and experienced instructors, we may not be able to generate content on a scale or of a quality sufficient to grow our business. If we fail to produce and provide our Members with interesting and attractive content led by instructors who engage them and who they can relate to, then our business, financial condition, and operating results may be adversely affected

We are subject to payment processing risk.
Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, and gift cards. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill Subscribers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find

alternative methods of collecting payments, which could adversely impact Subscriber acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

If we are unable to anticipate appropriate pricing levels for our VR subscriptions, our business could be adversely affected.

If we are unable to anticipate appropriate pricing levels for our VR fitness subscription services, whether due to consumer sentiment and spending power, availability and terms of consumer financing, brand perception, competitive pressure, or otherwise, our revenues and/or gross margins could be significantly reduced. Our decisions around the development of new products and services are in part based upon assumptions around pricing levels. If there are price fluctuations in the market after these decisions are made, it could have a negative effect on our business.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, including inflation, and other factors such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit and spending power, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 pandemic, trends in consumer discretionary spending also remain unpredictable and subject to reductions and fluctuations. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect

We have a limited operating history with which to predict the profitability of our subscription model. Additionally, we may introduce new revenue models in the future

The majority of our Subscribers are on month-to-month subscription terms and may cancel their subscriptions at any time. In addition, subscription renewals can fluctuate based on a variety of factors such as consumer preferences, competitive products and services and macroeconomic conditions. We have limited historical data with respect to subscription renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future Subscriber renewal rates for a variety of reasons, such as Subscribers' dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, or new offering introductions by us or our competitors. If our Subscribers do not renew their subscriptions, our revenue may decline and our business will suffer.

The forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you that our

business will grow at a similar rate, if at all.
Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts relating to the expected growth in the VR fitness market may prove to be inaccurate. Even if the market experiences the growth we forecast, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including consumer demand and our success in implementing our business strategy, which are subject to many risks and uncertainties.

Our Members use our VR app to track and record their workouts. If our products fail to provide accurate metrics and data to our Members, our brand and reputation could be harmed and we may be unable to retain our Members.
Our Members use our VR app to track and record certain metrics and data related to their workouts. These metrics assist our Members in tracking their fitness workouts and understanding the effectiveness of their Liteboxer workouts, both during and after a workout. If the software used in our VR Product or on our platform malfunctions and fails to accurately track, display, or record Member workouts and metrics, it could negatively impact our Members' experience, and we could face claims alleging that our products and services do not operate as advertised. Such reports and claims could result in negative publicity , and, in some cases, may require us to expend time and resources to refute such claims and defend against potential litigation and our brand, operating results, and business could be harmed.

If we fail to offer high-quality Member support, our business and reputation will suffer.
Providing a high-quality Member experience is vital to our success in generating word-of-mouth referrals to drive sales and for retaining existing Members. If we do not help our Members quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract Members, or to sell additional products and services to existing Members, could be harmed.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand
Our success depends in large part on our proprietary technology and our patents, trade secrets, trademarks, and other intellectual property rights. We rely on, and expect to continue to rely on, a combination of trademark, domain name, copyright, trade secret and patent protection, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our technology, brand, and other intellectual property. However, our efforts to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that infringe on our rights or are substantially similar to ours and that compete with our business.

In the future we may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the fitness and technology industries. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party content, including music content, software, and other intellectual property rights may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights.

We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Our music license agreements are complex and impose numerous obligations on us, including obligations to, among other things: • calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may have inaccurate or incomplete metadata necessary for such calculation; • represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions; • grant the licensor the right to audit our compliance with the terms of such agreements; and • comply with certain security and technical specifications. Certain of our license agreements also contain minimum guarantees and/or advance payments, which are not always tied to our number of Subscribers or stream counts for music used in our service. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of subscriptions on terms that maintain an adequate gross margin. Our license agreements that contain minimum guarantees typically have terms of between one and two years, but our Subscribers may cancel their subscriptions at any time. We rely on estimates to forecast whether such minimum guarantees and/or advances against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such minimum guarantees and/or advance payments, our margins may be adversely affected. Some of our license agreements also include so-called "most-favored nations" provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, our ability to undertake new business initiatives may be limited and our competitive position could be impacted. If we breach any obligations in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated.

We rely heavily on third parties for most of our computing, storage, processing, and similar services. Any disruption of or interference with our use of these third-party services could have an adverse effect on our business, financial condition, and operating results.

We have outsourced our cloud infrastructure to third-party providers, and we currently use these providers to host and stream our services and content. We are therefore vulnerable to service interruptions experienced by these providers and we expect to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters and global pandemics, fraud, or security attacks. In addition, hosting costs will increase as membership engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of similar providers. Furthermore, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to Members, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any of these factors could further reduce our revenue, subject us to liability, and cause our Subscribers to decline to renew their subscriptions, any of which could have an adverse effect on our business, financial condition, and operating results.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate, and retain qualified and highly skilled personnel, including senior management, engineers, product managers, and fitness instructors. In particular, we are highly dependent on the services of our leadership team to the development of our business, future vision, and strategic direction. If members of our senior management team, including our executive leadership, become ill, or if we are otherwise unable to retain them, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis then our business and future growth prospects could be harmed. Also imperative to our success are our fitness instructors, who we rely on to bring new, exciting, and innovative fitness and wellness content to our platform, and who act as brand ambassadors. The loss of any key personnel, including, senior management, senior software engineers or key instructors, could make it more difficult to manage our brand, operations and research and development activities, could reduce our employee retention and revenue, and impair our ability to compete.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Morin	902,400	Common Stock	19.3592%
Todd Dagres	919,688	Common Stock	19.7301%

The Company's Securities

The Company has authorized Common Stock, Preferred Series A Stock, Series Seed Preferred Stock, and Subordinated Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 284,252 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,991,448 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 4,657 of shares to be issued pursuant to outstanding warrants

The total amount outstanding includes 687,076 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 306,497 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Series A Stock

The amount of security authorized is 965,410 with a total of 965,410 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of the Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

Material Rights

Dividends

Holders of Preferred shares are entitled to receive certain dividends. Please see Exhibit F for additional information.

Liquidation Rights

Holders of Preferred shares are entitled to receive certain preferences in the event of a liquidation, dissolution, winding up and certain mergers. Please see Exhibit F for additional information.

Conversion Rights

Holders of Preferred shares are entitled to convert their shares to common at any time. Please see Exhibit F for additional information.

Anti-Dilution Rights

Holders of Preferred shares are entitled certain anti-dilution protections. Please see Exhibit F for additional information.

Right of First Refusal

Each Stockholder unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Stockholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Rights to Future Stock Issuances

If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Series B Preferred Shareholder or Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates, and (iii) its beneficial interest holders, such as limited partners, members or any other Person having “beneficial ownership,” as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor (“Investor Beneficial Owners”); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party’s purchase of New Securities is otherwise consented to by the Board, and (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an “Investor” under each such agreement. “Major Investor” means (i) any Investor that, individually or together with such Investor’s Affiliates, holds at least 100,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), and (ii) (solely for the purposes of Sections {S2761786; 10} 4 3.1 and 3.2 and not, for the avoidance of doubt, Sections 4.1, 6.7(b), or any other provision applicable to the Major Investors) any Key Holder that owns shares of Preferred Stock, for so long as such Key Holder continues to own at least 100% of the shares of Preferred Stock such Key Holder owns as of the date of this Agreement (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"Key Holders" are defined as Todd Dagres and Jeffrey Morin.

Drag-Along Rights

A “Drag Transaction” shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a “Stock Sale”); or (b) a transaction that qualifies as a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

In the event that (a) the Board, (b) holders of at least a majority of the shares of Common Stock who are then providing services to the Company as officers, employees, or non-director consultants, (c) the Requisite Holders (as defined in the Certificate of Incorporation), and (d) the Required Series A Holders (as defined in the Certificate of Incorporation) (collectively, (a)-(d), the “Initiating Holders”) approve a Drag Transaction in writing, then, subject to satisfaction of certain conditions each

Stockholder and the Company hereby agree: (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Drag Transaction (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Drag Transaction) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Drag Transaction; (b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Initiating Holders to the Person to whom the Initiating Holders propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company; (c) to execute and deliver all related documentation and take such other action in support of the Drag Transaction as shall reasonably be requested by the Company or the Initiating Holders.

Registration Rights:

Form S-1 Demand.

If at any time after the earlier of (i) May 12, 2026 or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of forty percent (40%) of the Registrable Securities then outstanding (excluding from this calculation the Key Holder Registrable Securities) that the Company file a Form S-1 registration statement with respect to the Registrable Securities then outstanding (if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15 million), then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, subject to certiain limitations.

Form S-3 Demand.

If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of Registrable Securities then outstanding (excluding Key Holder Registrable Securities) that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least One Million Dollars ($1,000,000), then the Company shall (x) within ten (10) days after the date such request is given, give a Demand Notice to the Key Holders and all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to certain limitations.

Series Seed Preferred Stock

The amount of security authorized is 704,482 with a total of 704,482 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of the Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

Material Rights

The total amount outstanding includes 12,966 of shares to be issued pursuant to outstanding warrants.

Dividends

Holders of Preferred shares are entitled to receive certain dividends. Please see Exhibit F for additional information.

Liquidation Rights

Holders of Preferred shares are entitled to receive certain preferences in the event of a liquidation, dissolution, winding up and certain mergers. Please see Exhibit F for additional information.

Conversion Rights

Holders of Preferred shares are entitled to convert their shares to common at any time. Please see Exhibit F for additional information.

Anti-Dilution Rights

Holders of Preferred shares are entitled certain anti-dilution protections. Please see Exhibit F for additional information.

Right of First Refusal

Each Stockholder unconditionally and irrevocably grants to the Company a Right of

First Refusal to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Stockholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Rights to Future Stock Issuances

If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Series B Preferred Shareholder or Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates, and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("Investor Beneficial Owners"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board, and (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement. "Major Investor" means (i) any Investor that, individually or together with such Investor's Affiliates, holds at least 100,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), and (ii) (solely for the purposes of Sections {S2761786; 10} 4 3.1 and 3.2 and not, for the avoidance of doubt, Sections 4.1, 6.7(b), or any other provision applicable to the Major Investors) any Key Holder that owns shares of Preferred Stock, for so long as such Key Holder continues to own at least 100% of the shares of Preferred Stock such Key Holder owns as of the date of this Agreement (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"Key Holders" are defined as Todd Dagres and Jeffrey Morin.

Drag-Along Rights

A "Drag Transaction" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

In the event that (a) the Board, (b) holders of at least a majority of the shares of Common Stock who are then providing services to the Company as officers, employees, or non-director consultants, (c) the Requisite Holders (as defined in the Certificate of Incorporation), and (d) the Required Series A Holders (as defined in the Certificate of Incorporation) (collectively, (a)-(d), the "Initiating Holders") approve a Drag Transaction in writing, then, subject to satisfaction of certain conditions each Stockholder and the Company hereby agree: (a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Drag Transaction (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Drag Transaction) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Drag Transaction; (b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Initiating Holders to the Person to whom the Initiating Holders propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company; (c) to execute and deliver all related documentation and take such other action in support of the Drag Transaction as shall reasonably be requested by the Company or the Initiating Holders.

Subordinated Convertible Promissory Note

The security will convert into Voting common and the terms of the Subordinated Convertible Promissory Note are outlined below:

Amount outstanding: $6,203,671.00
Maturity Date: June 10, 2026
Interest Rate: 9.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The notes convert automatically upon a Qualified Financing. A Qualified Financing is defined as a transaction or series of transactions, pursuant to which the Company issues and sells shares of its equity securities with aggregate proceeds to the Company of not less than $5,000,000, excluding any indebtedness that is converted into equity securities (including the Note), and with the principal purpose of raising capital.

Material Rights

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, or in the event of a Change of Control prior to the conversion of this Note pursuant to Section 4(a) or the repayment of this Note, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) 1.5 times the outstanding principal balance of this Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,000,000.00
  Number of Securities Sold: 691,516
  Use of proceeds: Working capital
  Date: May 20, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $13,938,853.00
  Number of Securities Sold: 965,410
  Use of proceeds: working capital
  Date: May 12, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $6,000,000.00
  Use of proceeds: working capital
  Date: May 24, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $3,000,000.00
  Use of proceeds: working capital
  Date: February 05, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $2,500,000.00
  Use of proceeds: working capital
  Date: November 20, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $2,000,000.00
  Use of proceeds: working capital
  Date: August 06, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $2,000,000.00
  Use of proceeds: working capital
  Date: May 20, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $517,808 compared to $3,741,702 in fiscal year 2021.

Our initial Product was launched in October 2020, therefore we only had 3 months of sales in fiscal year 2020. FY 2021 reflects a full 12 months of sales activity.

Cost of sales

Cost of Sales for fiscal year 2020 was $973,193 compared to $5,409,400 in fiscal year 2021.

The increase in Cost of Sales is attributed to more units being sold in 2021 and an increase in component costs of building Liteboxer machines, an increase in international shipping costs and an increase in local delivery costs.

Gross margins

Gross margins for fiscal year 2020 were ($455,386) compared to ($1,667,698) in fiscal year 2021.

The Gross Margin loss increased in in 2021 due to higher costs of building, shipping and delivering our Liteboxer machines to customers.

Expenses

Expenses for fiscal year 2020 were $3,093,431,compared to $11 913,811 in, fiscal year 2021.

The increase in expenses was mainly due to discretionary marketing spend increase of $5,772,375 which reflect a full year of Marketing spend in 2021 vs 3 months in 2020. Payroll related expenses increased from $1,108,279 in 2020 to $3,507,856 in 2021, an increase of $2,399.577. This was attributable to increase hiring throughout 2021 as we expanded our operations.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are still in the very early stages of member subscriptions and as memberships increase we should see a general improvement in our company cash flow. The Company has also pivoted from an unprofitable product line of selling expensive conncected fitness hardware with negative gross margins to a SAAS based-model based on VR subscription memberships. As our VR membership base increases over time we anticipate our margins will increase and cash flows will improve. Past cash was primarily generated through equity investments and bank debt. Our goal is to drive sales of our VR subscription business to the point of becoming cash-flow positive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 20, 2022 , the Company has capital resources available in the amount of $2,528,579 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to extend our runway, and fund marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 64% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 months. This is based on a current monthly burn rate of $900,000 per month for expenses related to salaries, marketing initiatives and other operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 7 months . This is based on a current monthly burn rate of $900,000 per month for expenses related to salaries, marketing initiatives and other operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising money through a Series B Preferred Stock offering.

Indebtedness

- **Creditor:** Silicon Valley Bank
  Amount Owed: $1,800,000.00
  Interest Rate: 6.25%
  Maturity Date: December 01, 2024
  There is a floating interest rate on this facility. Interest accrues at the greater of 1) 3.25% or 2) the Prime Rate.

- **Creditor:** Eastward Fund Managment, LLC
  Amount Owed: $2,000,000.00
  Interest Rate: 13.0%
  Maturity Date: February 01, 2025

- **Creditor:** Todd Dagres
  Amount Owed: $238,486.00
  Interest Rate: 5.0%
  If there shall be a Liquidation Event (as defined below) at any time while this Note remains outstanding, this Note shall automatically become immediately due and payable in full. A "Liquidation Event" shall mean (1) any event that is defined as a "Deemed Liquidation Event" or like term in the Company's Certificate of Incorporation (as such Certificate of Incorporation may be amended, modified, restated, or supplemented from time to time, the "Certificate"), or, in the absence of such definition, (A) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (x) the surviving or resulting party or (y) if the surviving or resulting party is a

wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or (B) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; (2) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company more than fifty percent (50%) of the outstanding voting power of the Company (other than pursuant to transactions between affiliates); (3) the closing of the sale of shares of the Company's common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; or (4) the voluntary or involuntary dissolution, liquidation or winding-up of the Company. The Note may be prepaid at any time upon written consent of the Holder.

- **Creditor:** Todd Dagres & Others
  Amount Owed: $6,203,671.00
  Interest Rate: 9.0%
  Maturity Date: June 10, 2026
  The notes convert automatically upon a Qualified Financing. A Qualified Financing is defined as a transaction or series of transactions, pursuant to which the Company issues and sells shares of its equity securities with aggregate proceeds to the Company of not less than $5,000,000, excluding any indebtedness that is converted into equity securities (including the Note), and with the principal purpose of raising capital. There are 4 note holders: Todd Dagres $5,635,770; Nimble Ventures, LLC $258,137; B. Riley Venture Capital, LLC $258,137 ; and The Tsujihara Family Trust $51,627

Related Party Transactions

- **Name of Entity:** Todd Dagres
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During April 2019, the Company entered into a convertible promissory note agreement with a stockholder of the Company in the amount of $1,350,000 (the Convertible Note).
  Material Terms: The Convertible Note bore interest at a rate of 5.00% per annum and was set to mature on March 31, 2021, unless otherwise converted. The outstanding principal and any accrued but unpaid interest on the Convertible Note would have automatically converted upon a qualified financing event, as

defined. In May 2020, the Convertible Note was amended to convert the principal balance then outstanding in the amount of $1,350,000, plus additional cash proceeds from the stockholder in the amount of $650,000, into a subordinate promissory note payable (Subordinate Note) in the aggregate amount of $2,000,000. The Subordinate Note bears fixed interest at a rate of 5.00% per annum. The note is subordinate to the term loans (see Note 6), has no stated maturity date and becomes immediately due in full upon a liquidation event, as defined. As of each of the years ended December 31, 2021 and 2020, the Company has outstanding borrowings under the Subordinate Note in the amount of $2,000,000. As of December 31, 2021 and 2020, accrued interest on the Subordinate Note amounted to $253,486 and $153,486, respectively, which is included in accrued expenses in the accompanying balance sheets. During the years ended December 31, 2021 and 2020, interest expense incurred on the Subordinate Note amounted to $100,000 and $95,944, respectively, which is included in interest expense in the accompanying statements of operations.

- **Name of Entity:** Todd Dagres
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $6,000,000 Subordinated Convertible Promissory Note of which Todd Dagres invested $5,450,00. The other investors were B. Riley Venture Capital, LLC for $250,000 (B. Riley is a current shareholder), Nimble Ventures for $250,000 (Nimble Ventures is a current shareholder) and The Tsujihara Family Trust for $50,000 (The Tsujihara Family Trust is a current shareholder)
  Material Terms: Upon a Qualified Financing the outstanding principal plus any accrued but unpaid interest convert automatically into shares of the equity issued in the Qualified Financing at the Qualified Financing Conversion price. A Qualified Financing is a transaction or series of transactions pursuant to which the Company issues and sells shares of its equity securities with aggregate proceeds to the Company of not less than $5,000,000. The Qualified Financing Conversion Price is 80% of the price per share paid by other purchasers of the equity securities sold in the Qualified Financing. The Notes also have a liquidation preference of an amount equal to sum of all accrued and unpaid interest plus 1.5 times the outstanding principal balance of the Note.

Valuation

Pre-Money Valuation: $81,992,970.60

Valuation Details:

The VR space is seeing billion-dollar investments being made. Last year Meta invested $10B into the market alone. Fitness is predicted to be one of the fastest-growing applications in the VR industry over the next few years ($5.44 billion projected growth between 2020 and 2024). New headset competitors such as Pico and Playstation are also releasing products that are expanding the market as well.

Liteboxer's platform creates original content, formats, proprietary software, and tools for virtual and augmented reality entertainment. The company has patents and IP that can be leveraged with current and future technology to protect us from competitors attempting to mimic what we do. We have also assembled a team with top innovators in the VR space, led by MIT graduates.

Liteboxer has a first mover advantage in the VR Fitness category as we are the first true app built specifically for fitness rather than a game.

Liteboxer's management team has participated with companies that grew to multi-billion-dollar valuations. Jeff Morin was an early leader at Formlabs, currently valued at over $2B. Todd Dagres was the founder of Spark Capital, a fund that recently raised $2.1B for two new funds targeting early and growth-stage startups.

Our biggest competitor in the VR market is Supernatural. Supernatural's parent company, Within, was acquired by Meta for $400M (under FTC review). PitchBook estimates they have 58 employees while Liteboxer has 31 today. Both apps are listed as "most popular" in the Meta Quest store. We have a large user base with over 500K followers on TikTok, 72K on Instagram, and over 620K downloads of our VR app. In comparison, Supernatural only has 6.3K TikTok followers and 44K followers on Instagram.

Although valuations are highly speculative we believe the vision of our executive leadership team in combination with the potential market size of VR fitness, our strong IP portfolio and our current market penetration make a compelling case for the valuation.

This valuation was calculated internally without the use of any formal third-party indedpendent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $6,203,671.00 outstanding pursuant to a Subordinated Convertible Promissory Note outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,991.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium fees*
  94.5%
  StartEngine Premium fees

If we raise the over allotment amount of $4,999,992.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  For performance marketing on social media platforms like Google, Facebook, and TikTok, plus brand awareness initiatives

- *Research & Development*
  25.0%
  To Continue developing the next generation of our VR product. Develiping new modalities in the VR fitness space. Adding new features and functionality to current product offerings.

- *Company Employment*
  5.0%
  Strategic development of operational infrastructure, General & Administrative functions, Executive leadership, back office support

- *Other*
  14.5%
  Music royalties, filming trainer content, paying trainer salaries

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://liteboxer.com/ (https://liteboxer.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liteboxer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Liteboxer Technologies, Inc.

[See attached]

bakertilly

Liteboxer Technologies, Inc.

Financial Statements

December 31, 2021 and 2020

Independent Auditors' Report

To the Board of Directors
Liteboxer Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Liteboxer Technologies, Inc. (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses and negative cash flows from operations; also, management has determined that they don't have sufficient operational cash to sustain operations for one year from the date the financial statements are available to be issued, raising substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Baker Tilly US, LLP

Baker Tilly US, LLP
Tewksbury, Massachusetts
June 27, 2022

December 31	2021	2020
Assets		
Current Assets:		
Cash	**$ 6,637,655**	$ 2,489,934
Accounts Receivable	**74,325**	18,258
Inventory	**2,895,657**	531,991
Prepaid Expenses and Other Current Assets	**314,447**	109,569
Deposits	**123,637**	114,713
Total Current Assets	**10,045,721**	3,264,465
Property and Equipment, Net of Accumulated Depreciation	**451,763**	348,616
Other Assets	**-**	16,787
Total Assets	**$ 10,497,484**	$ 3,629,868
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Current Maturities of Long-Term Debt, Net of Discount and Issuance Costs	**$ 1,038,773**	$ -
Accounts Payable	**1,519,026**	462,379
Accrued Expenses	**594,169**	376,585
Deferred Revenue	**70,361**	23,349
Customer Deposits	**105,687**	3,435
Total Current Liabilities	**3,328,016**	865,748
Long-Term Debt, Net of Discount and Issuance Costs	**3,344,891**	1,890,623
Note Payable to Related Party	**2,000,000**	2,000,000
Total Liabilities	**8,672,907**	4,756,371
Stockholders' Equity (Deficit):		
Series Seed Convertible Preferred Stock: $0.0001 Par Value; 691,516 Shares Authorized, Issued and Outstanding (Liquidation Preference of $4,000,005)	**69**	69
Series A Convertible Preferred Stock: $0.0001 Par Value; 965,410 Shares Authorized, Issued and Outstanding (Liquidation Preference of $17,000,001)	**97**	-
Common Stock: $0.0001 Par Value; 5,000,000 and 3,300,000 Shares Authorized, Respectively; 1,917,665 and 1,852,321 Shares Issued and Outstanding as of December 31, 2021 and 2020, Respectively	**192**	185
Additional Paid-In Capital	**21,331,855**	4,358,338
Notes Receivable from Stockholders	**(173,808)**	(170,634)
Accumulated Deficit	**(19,333,828)**	(5,314,461)
Total Stockholders' Equity (Deficit)	**1,824,577**	(1,126,503)
Total Liabilities and Stockholders' Equity (Deficit)	**$ 10,497,484**	$ 3,629,868

For the Years Ended December 31	**2021**	2020
Revenue	**$ 3,741,702**	$ 517,808
Cost of Goods Sold	**5,409,400**	973,194
Gross Margin	**(1,667,698)**	(455,386)
Operating Expenses:		
Selling and Marketing	**7,896,256**	1,160,786
General and Administrative	**2,179,039**	1,031,214
Research and Development	**1,838,516**	901,431
Total Operating Expenses	**11,913,811**	3,093,431
Loss from Operations	**(13,581,509)**	(3,548,817)
Other Income (Expense):		
Interest Expense	**(444,150)**	(122,997)
Other Income	**6,292**	1,280
Total Other Expense	**(437,858)**	(121,717)
Net Loss	**$ (14,019,367)**	$ (3,670,534)

The accompanying notes are an integral part of these financial statements.

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock					
	Number of Shares	$0.0001 Par Value	Number of Shares	$0.0001 Par Value	Number of Shares	$0.0001 Par Value	Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2019	-	$ -	-	$ -	860,000	$ 86	$ 179,914	$ -	$ (1,643,927)	$ (1,463,927)
Issuance of Series Seed Convertible Preferred Stock, Net of Issuance Costs of $50,907	691,516	69	-	-	-	-	3,949,024	-	-	3,949,093
Issuance of Series Seed Convertible Preferred Stock Warrant in Connection with the Issuance of the Term Note	-	-	-	-	-	-	43,701	-	-	43,701
Issuance of Common Stock in Exchange for Notes Receivable from Stockholders	-	-	-	-	989,000	99	168,031	(168,130)	-	-
Interest on Notes Receivable from Stockholders	-	-	-	-	-	-	-	(2,504)	-	(2,504)
Exercise of Common Stock Warrants	-	-	-	-	3,321	-	565	-	-	565
Stock-Based Compensation	-	-	-	-	-	-	17,103	-	-	17,103
Net Loss	-	-	-	-	-	-	-	-	(3,670,534)	(3,670,534)
Balance as of December 31, 2020	691,516	69	-	-	1,852,321	185	4,358,338	(170,634)	(5,314,461)	(1,126,503)
Conversion of Promissory Note Payable, Including Accrued Interest, into Series A Convertible Preferred Stock	-	-	173,839	17	-	-	3,061,131	-	-	3,061,148
Issuance of Series A Convertible Preferred Stock, Net of Issuance Costs of $72,724	-	-	791,571	80	-	-	13,866,023	-	-	13,866,103
Exercise of Common Stock Options	-	-	-	-	65,344	7	21,654	-	-	21,661
Issuance of Common Stock Warrant in Connection with the Issuance of the 2021 Term Loan	-	-	-	-	-	-	4,607	-	-	4,607
Interest on Notes Receivable from Stockholders	-	-	-	-	-	-	-	(3,174)	-	(3,174)
Stock-Based Compensation	-	-	-	-	-	-	20,102	-	-	20,102
Net Loss	-	-	-	-	-	-	-	-	(14,019,367)	(14,019,367)
Balance as of December 31, 2021	691,516	$ 69	965,410	$ 97	1,917,665	$ 192	$ 21,331,855	$ (173,808)	$ (19,333,828)	$ 1,824,577

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	**2021**	2020
Cash Flows from Operating Activities:		
Net Loss	**$ (14,019,367)**	$ (3,670,534)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	**193,184**	43,611
Noncash Interest Expense	**99,705**	3,720
Noncash Interest Income on Notes Receivable from Stockholders	**(3,174)**	(2,504)
Stock-Based Compensation	**20,102**	17,103
Increase in Accounts Receivable	**(56,067)**	(18,258)
Increase in Inventory	**(2,363,666)**	(531,991)
Increase in Prepaid Expenses and Other Current Assets	**(197,587)**	(109,569)
Increase in Deposits	**(8,924)**	(114,713)
Increase in Accounts Payable	**1,056,647**	369,064
Increase in Accrued Expenses	**217,584**	318,880
Increase in Deferred Revenue	**47,012**	23,349
Increase in Customer Deposits	**102,252**	3,435
Net Cash Used in Operating Activities	**(14,912,299)**	(3,668,407)
Cash Flows from Investing Activities:		
Acquisition of Property and Equipment	**(296,331)**	(392,227)
Decrease (Increase) in Other Assets	**16,787**	(2,842)
Net Cash Used in Investing Activities	**(279,544)**	(395,069)
Cash Flows from Financing Activities:		
Proceeds from Issuance of Series A Convertible Preferred Stock, Net of Issuance Costs	**13,866,103**	-
Proceeds from Issuance of Convertible Promissory Notes, Net of Issuance Costs	**3,000,000**	-
Borrowings of Long-Term Debt	**2,500,000**	2,000,000
Payment of Debt Issuance Costs	**(40,909)**	(69,396)
Proceeds from Exercise of Common Stock Options	**14,370**	-
Proceeds from Issuance of Series Seed Convertible Preferred Stock, Net of Issuance Costs	**-**	3,949,093
Borrowings from Note Payable to Related Party	**-**	650,000
Proceeds from Exercise of Common Stock Warrants	**-**	565
Net Cash Provided by Financing Activities	**19,339,564**	6,530,262
Net Increase in Cash	**4,147,721**	2,466,786
Cash, Beginning of Year	**2,489,934**	23,148
Cash, End of Year	**$ 6,637,655**	$ 2,489,934

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for Interest	**$ 206,509**	$ 6,111

Supplemental Disclosure of Noncash Financing Activities:

Conversion of Promissory Note, Including Accrued Interest of $61,148 into 173,839 shares of Series A Convertible Preferred Stock	**$ 3,061,148**	$ -
Exercise of Common Stock Options in Exchange for Note Receivable from Stockholder	**$ 7,291**	$ -
Issuance of Common Stock Warrant in Conjunction with Long-Term Debt	**$ 4,607**	$ -
Issuance of Common Stock in Exchange for Note Receivable from Stockholder	**$ -**	$ 168,130
Issuance of Series Seed Convertible Preferred Stock Warrant in Conjunction with Long-Term Debt	**$ -**	$ 43,701

1. Organization and Significant Accounting Policies:

Reporting Entity: Litebox, LLC (the LLC) was formed on January 6, 2016 as a Delaware limited liability company. On October 22, 2019, the LLC converted into a Delaware corporation under the name of Liteboxer Technologies, Inc. (the Company). The Company manufactures and sells a technology supported boxing workout system and a subscription to its related training videos.

Basis of Accounting: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Going Concern: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is subject to a number of risks and uncertainties common to early-stage companies including the ability to obtain adequate financing, competition from larger and more established companies, the successful development and marketing of its products, protection of proprietary technology, dependence on key personnel, and the uncertainty of future profitability. The Company has experienced recurring losses and negative cash flows from operations, and has an accumulated deficit in the amount of $19,333,828 as of December 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has developed an operating plan designed to increase revenue, control operating costs, establish customer and vendor relationships, and raise additional capital in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. The Company's ability to continue as a going concern is dependent upon it executing in accordance with management's plan. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition: Revenue is recognized when control of the goods and services provided is transferred to the Company's customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract, or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

The Company generates revenue from the sale of connected fitness equipment products to customers and revenue is recognized at the point in time in which ownership, risks and rewards transfer to the customer, which is on the date of shipment. The Company allows customers to return products within thirty days of purchase, as stated in its return policy. The Company estimates its liability for product returns based on historical return trends, impact of seasonality and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

The Company generates revenue from subscription for its hosted software video services. The Company provides a software-as-a-service (SaaS) solution to customers in which the customer does not have the rights to the software license and related content itself, but can use the software and content for the contracted term and the subscription revenue is recognized ratably over the term contract.

Customers typically pay upon completion of a sales order, in advance of shipment of the products.

Grant Revenue: At times, the Company receives certain grant award funding to support its continuing research and development efforts. The Company recognizes revenue from these grant contracts as certain milestones are achieved, as defined. During the years ended December 31, 2021 and 2020, the Company recorded grant revenue related to grant awards promised in the amounts of $50,000 and $0, respectively. Grant revenue is included in Revenue in the accompanying statements of operations.

1. Organization and Significant Accounting Policies (Continued):

Significant Judgments: The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether those products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company at times sells its subscription and boxing equipment product as a bundle. The Company has concluded that their subscription and boxing equipment product are both capable of being distinct and distinct within the context of the contract. As a result, these products and services are considered distinct performance obligations when included in bundled contract arrangements.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP by considering its overall pricing objectives, historical transactions and market conditions. In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, the Company develops an estimate for SSP which is developed based on historical transactions for similar products, pricing objectives and industry trends.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2021 and 2020, management believes no allowance for uncollectible accounts receivable is necessary.

Contract Balances: The Company's contract balances, resulting from contracts with customers include deferred revenue and customer deposits.

- *Deferred Revenue*: Deferred revenue represents payments received for which the aforementioned revenue recognition criteria have not been met.
- *Customer Deposits*: Customer deposits consist of amounts paid by customers towards purchases that have not shipped. Amounts are included in current liabilities on the accompanying balance sheets.

Opening and closing balances for accounts receivable and contract balances from contracts with customers consist of the following:

	December 31, 2021	December 31, 2020	January 1, 2020
Accounts Receivable	$ 74,325	$ 18,258	$ -
Deferred Revenue	$ 70,361	$ 23,349	$ -
Customer Deposits	$ 105,687	$ 3,435	$ -

Contract Cost Assets: The Company is required to recognize an asset for the incremental costs of obtaining a contract with a customer when the expected benefit recovery period of such costs is greater than one year. The Company has determined that sales commissions on new and renewal revenue contracts are commensurate with each other and the expected benefit recovery period of sales commissions on new and renewal revenue contracts is expected to occur in one year, or less. As a result, the Company has elected to expense all sales commissions as incurred.

1. Organization and Significant Accounting Policies (Continued):

Fair Value Measurements: The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash: The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. The Company believes it is not exposed to any significant losses due to credit risk on cash. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

Inventory: Inventory is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating net realizable value.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Computer Equipment	3 Years
Equipment and Tooling	5 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Lesser of Useful Life or Term of Lease

Internal-Use Software Development Costs: The Company expenses costs incurred for internal-use software in the preliminary stages of development as incurred. Costs incurred by the Company during the application development stage are capitalized, subject to their recoverability. All costs incurred after the software has been implemented and is fully operational are expensed as incurred. As of December 31, 2021 and 2020, the Company has not capitalized any internal-use software development costs.

1. Organization and Significant Accounting Policies (Continued):

Hosting Arrangement Implementation Costs: The Company, at times, enters into contractual arrangements with certain software vendors to access and use their software products (hosting arrangements). Under these hosting arrangements, the Company does not have possession of the software; rather, the Company is granted access and uses the related software on an as-needed basis throughout the term of the arrangement. Certain costs incurred by the Company during the implementation stage of hosting arrangements are capitalized, subject to their recoverability. All costs incurred after the implementation stage of hosting arrangements are expensed as incurred.

Capitalized implementation costs related to hosting arrangements are amortized on a straight-line basis over the contract term of the corresponding hosting arrangement. As of December 31, 2021 and 2020, the Company has not capitalized any hosting arrangement implementation costs.

Impairment of Long-Lived Assets: It is required that long-lived assets be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2021 and 2020, the Company has determined that there have been no significant events or changes in circumstances that would trigger impairment testing of the Company's long-lived assets.

Convertible Debt: The Company records a discount to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying preferred stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized to noncash interest expense using the effective interest rate method over the term of the related debt to their date of maturity.

If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs and contingency has been resolved.

Debt Discount: The Company records a discount to long-term debt for the fair value of warrants issued in conjunction with the long-term debt. Debt discounts under these arrangements are amortized to noncash interest expense using the effective interest rate method over the term of the related debt.

Deferred Rent: The Company records rent expense related to its office facility based on a constant periodic rate over the term of the lease agreement. The excess of the cumulative rent expense incurred over the cumulative amounts due under the lease agreement is deferred and recognized over the term of the lease.

Warranty Reserve: The Company accrues an estimate of its exposure to warranty claims based on both current and historical product sales data and warranty costs incurred. The Company provides a warranty that its boxing equipment system will be free of defects for a period of 12 months. The Company assesses the adequacy of its recorded warranty reserve annually and adjusts the amount as necessary. As of December 31, 2021 and 2020, management believes no warranty reserve is necessary.

Warrants: The freestanding warrants that are related to the Company's preferred and common stock are classified as equity and are recorded at fair value as of the date of issuance, and no further adjustments to the valuation are made.

Debt Issuance Costs: The Company presents debt issuance costs as a direct deduction from the carrying amount of the related debt liability. Debt issuance costs are amortized to interest expense over the term of the related debt.

1. Organization and Significant Accounting Policies (Continued):

Cost of Goods Sold: Cost of goods sold primarily represents the Company's contract manufacturing costs, video production costs, and costs for the freight and delivery of products. Cost of goods sold is recognized when the related revenue is recognized.

Advertising Costs: The Company expenses advertising costs as incurred. During the years ended December 31, 2021 and 2020, the Company incurred advertising expense in the amounts of $4,702,843 and $97,321, respectively. Advertising costs are substantially comprised of social media spend.

Research and Development Costs: The Company expenses all research and development costs as incurred.

Shipping and Handling Costs: Shipping and handling costs that are billed to customers are included in Cost of Goods Sold in the accompanying statements of operations.

Stock-Based Compensation: The Company recognizes stock-based compensation on awards granted under a stock compensation plan.

Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Income Taxes: The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred income tax assets, including those resulting from loss and credit carryforwards, and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

Taxes to Governmental Authorities: The Company collects sales taxes but excludes such amounts from revenue.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Company may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2021 through June 27, 2022, the date the financial statements were available to be issued.

2. Inventory:

Inventory as of December 31, 2021 and 2020 consists entirely of finished goods in the amounts of $2,895,657 and $531,991, respectively. The Company has not recorded a reserve for obsolescence as of December 31, 2021 and 2020.

3. Property and Equipment:

Property and equipment as of December 31, 2021 and 2020 consist of the following:

	2021	2020
Computer Equipment	$ 307,180	$ 234,390
Equipment and Tooling	197,492	113,675
Furniture and Fixtures	115,167	23,704
Leasehold Improvements	68,719	20,458
	688,558	392,227
Less: Accumulated Depreciation	236,795	43,611
	$ 451,763	$ 348,616

Depreciation expense for the years ended December 31, 2021 and 2020 amounted to $193,184 and $43,611, respectively.

4. Convertible Promissory Note:

On February 5, 2021, the Company issued a convertible promissory note (the 2021 Convertible Note) for aggregate borrowings in the amount of $3,000,000, which bore interest at 8% per annum and was due to mature on February 5, 2022. If a qualified financing, as defined, were to occur prior to maturity, the 2021 Convertible Note would automatically convert, including accrued and unpaid interest, into shares of the Company's next qualified financing. The conversion price is equal to 100% of the price per share paid by purchasers if the financing occurs on or prior to April 30, 2021 or 80% of the price per share paid by purchasers if the financing occurs after April 30, 2021. On April 28, 2021, the terms of the Convertible Note were amended to extend the date of the qualified financing to from April 30, 2021 to May 14, 2021.

During May 2021, in conjunction with the issuance of Series A Convertible Preferred Stock, the outstanding principal balance and accrued interest on the 2021 Convertible Note, in the aggregate amount of $3,061,148, was converted into 173,839 shares of Series A Convertible Preferred Stock.

5. Note Payable to Related Party:

During April 2019, the Company entered into a convertible promissory note agreement with a stockholder of the Company in the amount of $1,350,000 (the Convertible Note). The Convertible Note bore interest at a rate of 5.00% per annum and was set to mature on March 31, 2021, unless otherwise converted. The outstanding principal and any accrued but unpaid interest on the Convertible Note would have automatically converted upon a qualified financing event, as defined.

In May 2020, the Convertible Note was amended to convert the principal balance then outstanding in the amount of $1,350,000, plus additional cash proceeds from the stockholder in the amount of $650,000, into a subordinate promissory note payable (Subordinate Note) in the aggregate amount of $2,000,000. The Subordinate Note bears fixed interest at a rate of 5.00% per annum. The note is subordinate to the term loans (see Note 6), has no stated maturity date and becomes immediately due in full upon a liquidation event, as defined. As of each of the years ended December 31, 2021 and 2020, the Company has outstanding borrowings under the Subordinate Note in the amount of $2,000,000. As of December 31, 2021 and 2020, accrued interest on the Subordinate Note amounted to $253,486 and $153,486, respectively, which is included in accrued expenses in the accompanying balance sheets. During the years ended December 31, 2021 and 2020, interest expense incurred on the Subordinate Note amounted to $100,000 and $95,944, respectively, which is included in interest expense in the accompanying statements of operations.

6. Long-Term Debt:

Long-term debt as of December 31, 2021 and 2020 consists of the following:

	2021		2020	
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
During November 2020, the Company entered into a loan and security agreement with a lender which provides for a term loan (Term Loan) with maximum borrowings of $2,500,000, of which an initial advance of $2,000,000 is available immediately, with the remaining $500,000 available to be drawn upon request. The Term Loan bears variable interest at the greater of the Prime Rate plus 6.75% or 10.00% per annum (10% as of December 31, 2021), requires monthly, interest-only payments through March 2022, followed by fixed monthly principal payments of $66,667 plus accrued interest through maturity in September 2024 . The Term Loan is secured by certain assets of the Company. On April 12, 2021, the Company drew the remaining available $500,000 on the Term Loan. The additional draw on the Term Loan bears variable interest at the greater of the Prime Rate plus 6.75% or 10.00% per annum, requires monthly, interest-only payments through July 2022, followed by fixed monthly principal payments of $16,667 plus accrued interest through maturity in January 2025.	$ 2,500,000	$ 75,873	$ 2,000,000	$ 109,377
During August 2021, the Company entered into a loan and security agreement with a lender which provides for a term loan (2021 Term Loan) with maximum borrowings of $3,000,000, of which an initial advance of $2,000,000 is available immediately, with the remaining $1,000,000 available to be drawn upon achievement of certain milestones, as defined. The 2021 Term Loan bears variable interest at the greater of the Prime Rate or 3.25% per annum (3.25% as of December 31, 2021), requires monthly, interest-only payments through June 2022, followed by thirty monthly principal payments of $66,667 plus accrued interest through maturity in December 2024. The Term Loan is secured by certain assets of the Company.	2,000,000	40,463	-	-
Total Long-Term Debt	4,500,000	116,336	2,000,000	109,377
Less: Current Maturities of Long-Term Debt	1,083,333	44,560	-	-
Long-Term Debt, Net of Current Maturities	$ 3,416,667	$ 71,776	$ 2,000,000	$ 109,377

6. Long-Term Debt (Continued):

Maturities of long-term debt, before unamortized discounts and debt issuance costs, as of December 31, 2021, are as follows:

Year Ending December 31,	
2022	$ 1,083,333
2023	1,800,000
2024	1,600,000
2025	16,667
	$ 4,500,000

In connection with the Term Loan, the Company incurred $69,396 in debt issuance costs, which were recorded as a discount against the debt balance and are being amortized over the life of the Term Loan. As of December 31, 2021 and 2020, the unamortized debt issuance costs amounted to $45,698 and $67,288, respectively. For the years ended December 31, 2021 and 2020, noncash interest expense associated with the amortization of the debt issuance costs amounted to $21,590 and $2,108, respectively.

In connection with the Term Loan, the Company issued to the lender a warrant to purchase 12,966 shares of the Company's Series Seed Convertible Preferred Stock at an exercise price of $5.7844 per share (2020 Warrant). The 2020 Warrant expires at the earlier of November 2030, or an initial public offering, as defined.

On the date of issuance, the relative fair value of the 2020 Warrant was determined to be $43,701, which was recorded as a discount to the Term Loan and a corresponding offset to additional paid-in-capital. This discount is being charged to noncash interest expense over the life of the Term Loan. As of December 31, 2021 and 2020, the unamortized debt discount amounted to $30,175 and $42,089, respectively. For the years ended December 31, 2021 and 2020, noncash interest expense associated with the amortization of the debt discount amounted to $11,914 and $1,612, respectively.

The fair value of the 2020 Warrant was determined using the Black-Scholes option pricing model, which uses a combination of observable inputs (Level 2) and unobservable inputs (Level 3) in calculating fair value. The assumptions used in determining the fair value as of the grant date are as follows:

Risk-Free Interest Rate	0.94%
Expected Dividend Yield	0%
Expected Volatility	50.55%
Expected Life	10 Years

Quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's 2020 Warrant designated as Level 3 is as follows:

	Relative Fair Value at Grant Date	Valuation Technique	Significant Unobservable Inputs
2020 Warrant	$ 43,701	Black-Scholes	Expected volatility, expected term and common stock value

6. Long-Term Debt (Continued):

In connection with the 2021 Term Loan, the Company incurred $40,909 in debt issuance costs, which were recorded as a discount against the debt balance and are being amortized over the life of the 2021 Term Loan. As of December 31, 2021, the unamortized debt issuance costs amounted to $36,614. For the year ended December 31, 2021, noncash interest expense associated with the amortization of the debt issuance costs amounted to $4,295.

In connection with the 2021 Term Loan, the Company issued to the lender a warrant to purchase 4,657 shares of the Company's Common Stock at an exercise price of $2.68 per share (2021 Warrant). The 2021 Warrant expires at the earlier of August 2031, or an initial public offering, as defined.

On the date of issuance, the relative fair value of the 2021 Warrant was determined to be $4,607, which was recorded as a discount to the 2021 Term Loan and a corresponding offset to additional paid-in-capital. This discount is being charged to noncash interest expense over the life of the 2021 Term Loan. As of December 31, 2021, the unamortized debt discount amounted to $3,849. For the year ended December 31, 2021, noncash interest expense associated with the amortization of the debt discount amounted to $758.

The fair value of the 2021 Warrant was determined using the Black-Scholes option pricing model, which uses a combination of observable inputs (Level 2) and unobservable inputs (Level 3) in calculating fair value. The assumptions used in determining the fair value as of the grant date are as follows:

Risk-Free Interest Rate	1.31%
Expected Dividend Yield	0%
Expected Volatility	26.50%
Expected Life	10 Years

Quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's 2021 Warrant designated as Level 3 is as follows:

	Relative Fair Value at Grant Date	Valuation Technique	Significant Unobservable Inputs
2021 Warrant	$ 4,607	Black-Scholes	Expected volatility, expected term and common stock value

7. Preferred Stock:

As of December 31, 2021, the Company has authorized 1,656,926 shares of $0.0001 par value preferred stock, of which 691,516 shares are designated as Series Seed Convertible Preferred Stock (Series Seed Preferred Stock) and 965,410 shares are designated as Series A Convertible Preferred Stock (Series A Preferred Stock). The Series Seed and Series A Preferred Stock are collectively referred to as "the Preferred Stock."

During May 2021, the Company issued an aggregate of 791,571 shares of Series A Preferred Stock at a purchase price of $17.6091 per share for cash proceeds of $13,866,103, net of issuance costs in the amount of $72,724.

Also during May 2021, the Company issued an additional 173,839 shares of Series A Preferred Stock in connection with the conversion of the then-outstanding principal and accrued but unpaid interest of the 2021 Convertible Note (see Note 4) in the aggregate amount of $3,061,148 at a conversion price of $17.6091 per share.

During May 2020, the Company issued 691,516 shares of Series Seed Preferred Stock at a purchase price of $5.7844 per share for cash proceeds of $3,949,093, net of issuance costs in the amount of $50,907.

7. Preferred Stock (Continued):

The Preferred Stock has the following rights and preferences:

Voting Rights: The Series Seed and Series A preferred stockholders are entitled to the number of votes equal to the number of whole shares of common stock into which the Series Seed and Series A Preferred Stock are then convertible.

Dividends: The holders of the Series A Preferred Stock are entitled to receive, only when, as and if declared by the Board of Directors of the Company, out of any funds and assets legally available therefore, dividends at a rate of 8% per share at a per share price of $17.6091 in preference to any declaration or payment of any other dividend. The right to receive dividends on shares of Series A Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock. The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of stock of the Company unless the holders of the Series Seed and Series A Preferred Stock then outstanding simultaneously receive (in addition to the 8% dividends payable with to the Series A Preferred Stock) a dividend on each outstanding share of preferred stock in the amount at least equal to the product of (a) the dividend payable on each share of such class as if all shares of such class had been converted into common stock and (b) the number of shares of common stock issuable upon the conversion of a share of Series Seed and Series A Preferred Stock. No dividends have been declared as of December 31, 2021.

Liquidation: In the event of liquidation, dissolution or winding up of the Company, the Series Seed and Series A preferred stockholders will be entitled to receive, on a pari passu basis and in preference to all common stockholders, an amount equal to $5.7844 and $17.6091 per share, respectively, as adjusted for certain events, plus any dividends declared but unpaid. After such distributions have been made, the remaining assets available for distribution shall be distributed solely among the common stockholders on a pro rata basis based upon the number of shares held by each common stockholder.

Conversion: Each share of Series Seed and Series A Preferred Stock is convertible into one share of common stock based on an initial conversion factor of $5.7844 and $17.6091 per share, respectively, adjustable for certain dilutive events. Conversion is at the option of the holder; however, it is automatic upon the closing of an initial public offering resulting in net proceeds of at least $50,000,000 and at an offering price per share not less than $52.8273, or upon a majority decision of the holders of the outstanding Series Seed and Series A Preferred Stock.

Redemption: The Preferred stock is not redeemable except upon a deemed liquidation event, as defined.

8. Common Stock:

As of December 31, 2021, the Company has 5,000,000 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

During March 2020, the Company issued 989,000 shares of common stock in exchange for promissory notes receivable from certain stockholders in the aggregate amount of $168,130 (see Note 10).

During March 2020, the Company issued a warrant to purchase 3,321 shares of the Company's common stock at an exercise price of $0.17 per share (2020 Common Warrant). The 2020 Common Warrant expires in March 2027. On the issuance date, the Company determined the fair value of the 2020 Common Warrant to be immaterial to the financial statements. In June 2020, upon the exercise of the 2020 Common Warrant, the Company issued 3,321 shares of common stock for cash proceeds of $565.

As of December 31, 2021, 2,028,852 shares of common stock are reserved for the conversion of preferred stock and exercise of stock options and warrants.

9. Stock Compensation Plan:

During 2020, the Board of Directors adopted the Liteboxer Technologies, Inc. 2020 Equity Incentive Plan (the Plan). Under the terms of the Plan, incentive stock options (ISOs) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company. The exercise price of ISOs cannot be less than the fair value of the Company's common stock on the date of grant, or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of grant.

On May 11, 2021, the Company increased the shares reserved for issuance of options and restricted stock under the Plan to 1,134,470.

As of December 31, 2021, the Company's authorized common stock includes 1,134,470 shares of common stock reserved for the issuance of options and restricted stock under the Plan, of which 714,823 shares are available for future grants.

Stock option activity under the Plan during the year ended December 31, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2020	365,852	$ 0.31	
Granted	90,066	1.78	
Exercised	(65,344)	0.33	
Canceled	(36,271)	0.34	
Outstanding at December 31, 2021	354,303	$ 0.68	8.61
Vested and Expected to Vest at December 31, 2021	344,753	$ 0.66	8.59
Exercisable at December 31, 2021	209,097	$ 0.23	8.21

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021 and 2020 amounted to $0.82 and $0.14, respectively.

During the year ended December 31, 2021, option holders of the Company exercised 22,453 common stock options in exchange for cash proceeds of $14,370. During the year ended December 31, 2021, certain employees exercised an aggregate of 42,891 common stock options in exchange for amounts due from stockholders totaling $7,291. The amounts due from stockholders are reflected in prepaid expenses and other current assets in the accompanying balance sheets. The full amounts due from stockholders were received in January 2022.

No options were exercised during the year ended December 31, 2020.

The total intrinsic value of options exercised during the year ended December 31, 2021 amounted to $153,461.

During the years ended December 31, 2021 and 2020, stock-based compensation expense amounted to approximately $20,000 and $17,000, respectively, which is included in the statements of operations, and is based on awards ultimately expected to vest.

As of December 31, 2021, there is approximately $75,000 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.82 years. The total fair value of shares vested during each of the years ended December 31, 2021 and 2020 amounted to approximately $15,000.

9. Stock Compensation Plan (Continued):

The Company uses the Black-Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. Management believes that the historical volatility of the Company's stock price does not best represent the expected volatility of the stock price. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company's share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company's history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by management with consideration to a third-party valuation, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company's common stock, the Company's historical financial performance and financial position, the Company's future prospects and opportunity for liquidity events, and recent sale and offer prices of common and preferred stock, if any, in private transactions negotiated at arm's length.

The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2021 and 2020:

	2021	2020
Risk-Free Interest Rate	0.61% - 1.36%	0.27% - 1.32%
Expected Dividend Yield	0%	0%
Expected Volatility	47.90% - 49.16%	43.25% - 49.37%
Expected Life	5 - 6 Years	5 - 6 Years
Fair Value of Common Stock	$0.64 - $2.68	$0.17 - $0.64

The Company recognizes compensation expense for only the portion of options that are expected to vest. Therefore, the Company has estimated expected forfeitures of stock options. In developing a forfeiture rate estimate, the Company considers its historical experience and future expectations. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

10. Notes Receivable from Stockholders:

During March 2020, the Company issued 989,000 shares of common stock in exchange for promissory notes receivable from certain stockholders in the aggregate amount of $168,130 (Notes Receivable). The Notes Receivable accrue interest at a fixed rate of 1.70% per annum, compounded annually. The Notes Receivable are due in full at the earlier of (i) the stockholders' termination of employment from the Company or (ii) an event of default, as defined. The Notes Receivable are secured by the shares of common stock issued in exchange. Certain of the shares of common stock issued are subject to buyback provisions through May 2023.

11. Disaggregation of Revenue:

For the years ended December 31, 2021 and 2020, the Company's disaggregated revenue by timing of revenue recognition was as follows:

	2021	2020
Transferred at a Point in Time	$ 3,483,658	$ 509,018
Transferred over Time	258,044	8,790
Total Revenue	$ 3,741,702	$ 517,808

The Company's revenue, results of operations and cash flows are affected by a wide variety of factors, including general economic conditions, the geographic region of its customers, the types of customers, the type of contract, and the contract duration.

12. Operating Leases:

The Company is party to certain noncancelable operating lease agreements which provide for escalating payments expiring on various dates through February 2023. During the years ended December 31, 2021 and 2020, rent expense incurred under these agreements amounted to $206,751 and $95,490, respectively.

Future minimum lease payments due under these noncancelable lease agreements as of December 31, 2021 is as follows:

Year Ending December 31,	
2022	$ 205,856
2023	34,457
	$ 240,313

13. Income Taxes:

The provision for income taxes during the years ended December 31, 2021 and 2020 consists of the following:

	2021	2020
Deferred:		
Federal	$ (2,752,000)	$ (722,000)
State	(1,066,000)	(172,000)
	(3,818,000)	(894,000)
Change in Valuation Allowance	3,818,000	894,000
	$ -	$ -

13. Income Taxes (Continued):

Deferred income taxes reflect the impact of carryforwards and temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The carryforwards and temporary differences, which give rise to a significant portion of the Company's deferred tax asset (liability) as of December 31, 2021 and 2020, are as follows:

	2021	2020
Net Operating Loss Carryforwards	$ 4,263,000	$ 829,000
Accrued Expenses	468,000	170,000
Credit Carryforwards	77,000	1,000
Depreciation	2,000	(8,000)
	4,810,000	992,000
Less: Valuation Allowance	4,810,000	992,000
	$ -	$ -

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law to provide certain aid and stimulus to the U.S. economy. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (the Tax Act). Under the Tax Act, federal net operating losses generated after 2017 could not be carried back and utilization was limited to 80% of taxable income. The CARES Act allows for a five-year carryback of federal net operating losses generated in 2018 through 2020 and eliminates the 80% taxable income limitation by allowing entities to fully utilize net operating loss carryforwards to offset taxable income in 2018 through 2020. In addition, the CARES Act generally allows taxpayers to deduct interest up to 50% of adjusted taxable income (30% limit under the Tax Act) for tax years 2019 and 2020. The CARES Act also allows taxpayers with prior year alternative minimum tax credits (repealed by the Tax Act) to accelerate refund claims to tax years beginning in 2018 and 2019 instead of recovering the credits over a period of years, as originally enacted by the Tax Act. Additionally, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and provides a technical correction to the Tax Act to generally provide qualified improvement property a 15-year cost-recovery period and allow 100% bonus depreciation.

The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2021, or to its deferred taxes and related allowance as of December 31, 2021.

As of December 31, 2021, the Company has federal and state net operating loss carryforwards totaling approximately $16,133,000 and $13,737,000, respectively, which are available to reduce the Company's future taxes. The federal net operating loss carryforwards do not expire. The state net operating loss carryforwards expire through 2041. The Company also has federal and state research and development credit carryforwards of $57,000 and $26,000, respectively, which expire through 2041. As of December 31, 2021 and 2020, the Company has established a full valuation allowance in the respective amounts of $4,810,000 and $992,000 against its deferred tax assets because the future realization of such benefits is uncertain. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of any significant changes in ownership of the Company.

The provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes. The differences primarily result from changes in valuation allowance.

The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2021 and 2020. The Company does not expect any material change in uncertain tax benefits within the next 12 months.

14. Retirement Plan:

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2021 and 2020, the Company made no such contributions to the plan.

15. Commitments and Contingencies:

Music Royalty Agreements: The Company is party to music royalty agreements, expiring in May and November 2022, that require the Company to pay royalties to third parties regarding the licensing of music to the Company. Royalties are calculated monthly based on certain customer usage metrics. During the year ended December 31, 2021, the Company incurred music royalty expenses of $121,394. During the year ended December 31, 2020, the Company did not incur music royalty expenses. When a minimum guarantee is paid in advance, the guarantee is recorded as a prepaid asset and amortized over the shorter of the period consumed or the term of the agreement. As of December 31, 2021 and 2020, the Company has prepaid $73,356 and $50,000, respectively, towards the minimum guarantees due under the contracts in the amounts of $235,000 and $160,000 as of December 31, 2021 and 2020, respectively.

Vendor Agreement: The Company was party to an agreement, which expired in December 2021, that required the Company to pay a third party a monthly 2.5% cooperative advertising fee. Cooperative advertising fees are calculated monthly. During the years ended December 31, 2021 and 2020, the Company determined such adverting fees to be immaterial to the financial statements.

Indemnifications: In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2021 and 2020, no amounts have been accrued related to such indemnification provisions.

16. Risks and Uncertainties:

On January 30, 2020, the World Health Organization (WHO) announced an international public health emergency related to the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic has continued into 2022, resulting in continued economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

17. Subsequent Events:

Amended Articles of Incorporation: During May 2022, the Company's Board of Directors approved the amended and restated articles of incorporation to increase the number of authorized shares of $0.0001 par value preferred stock to 1,669,892, of which 704,482 shares are designated as Series Seed Preferred Stock and 965,410 shares are designated as Series A Preferred Stock.

Note Purchase Agreement: On May 24, 2022, the Company entered a Note Purchase Agreement which allows for the Company to issue subordinated convertible promissory notes. During May and June 2022, the Company issued subordinated convertible promissory notes for aggregate borrowings in the amount of $6,000,000, which bear interest at 9% per annum and mature on their respective four-year anniversaries at various dates from May through June 2026. If a qualified financing, as defined, occurs prior to maturity, the subordinated convertible promissory notes automatically convert, including accrued and unpaid interest, into shares of the preferred stock issued in such qualified financing. The conversion price is equal to 80% of the price per share paid by purchasers in such qualified financing.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Liteboxer

The leader in VR trainer-led fitness.


LITEBOXER
Invest in the Future of Virtual Fitness
Over $28M previously raised through private investments

Website | Hampton, NH | SPORTS

$0.00 raised

0 Investors	$82M Valuation
$17.59 Price per Share	$492.52 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Liteboxer is an at-home virtual reality workout that is bringing real fitness to the metaverse. We make it possible to get an effective and interactive 1:1 trainer workout from the convenience of your home; beyond the confines of a 2D screen. No additional hardware is required, just a VR headset, and a will to win. We are currently in the market with 600K+ app downloads since March 2022, and we're listed as one of the most popular apps in the Meta Quest store.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- TRACTION: We have over 600K app downloads, over 1000 available workouts, an exclusive deal with Universal Music Group for the most popular music, and over 660K social followers across IG, TT, and YT. We're in partnership discussions with some of the biggest fitness brands to leverage our technology, and have been featured in publications such as: The Rolling Stone, the Wall Street Journal, the New York Times, Engadget, and Wired.
- CATEGORY GROWTH: The interactive-fitness market is expected to grow by $5.44 billion between 2020 and 2024 and the growth rate of the gaming industry is higher than that of all other entertainment industries.* The VR space is seeing billion-dollar investments and new headsets are due to launch soon from Meta, Pico, Playstation, and more. Headset hardware will improve and the market will continue to grow.
- PATENTS & IP: We have a robust patent portfolio around our immersive rhythm technology as well as unique patents in the Mixed Reality space. This IP forms a moat around our current and future offerings. Our Mixed Reality patents will allow you to sync surfaces of any 3rd party fitness equipment to your headset to make them usable in the metaverse.

*Market information provided by Business Newswire and NewZoo (source, source)


Meta Quest
PRODUCTS
EXPERIENCES
APPS & GAMES
SUPPORT
Meta Quest 2
From $399.99 USD
Learn More
Now You Can Invest in a Leading VR Company
One of the most popular apps in the Meta Quest store
MALOKA
Maloka
Purchased
Liteboxer
Purchased
Holofit by Holodia
Purchased

As Featured In

OVERVIEW

We use VR technology to bring home workouts to life


00:21

Covid accelerated at-home-fitness demand, but it also created increased costs of goods, competition, and marketing. Liteboxer originally launched with custom hardware to deliver our immersive fitness experience. Our hardware platform has one of the highest user engagement rates, averaging 4 workouts per week. Even with this success, we saw the fitness market cracking which is now apparent in the valuations of some of the biggest fitness companies today.

Shortly after launching in 2020, we saw a huge market opportunity in VR. We realized that we could deliver a similar workout experience, but without the need for costly hardware. By creating an immersive experience in the virtual space, we were able to capture a much larger market segment through a software-only solution. This model allows us to expand globally and iterate on new functionality much faster than traditional hardware models. Today, the app is available in the US, Canada, Mexico, and the UK and we're working towards even more global access.


03:17

We built a team led by MIT engineers with successful startup track records. The team built a platform that delivers a 1:1 personal training experience. We take the best-in-class trainers and bring them into anyone's living room through the power of VR. We have also partnered with Universal Music Group to give users the ability to choose the music they want to hear during workouts. Our catalog of workouts has thousands of chart-topping songs with varying difficulty levels for users of all fitness experience.

THE PROBLEM & OUR SOLUTION

Home fitness today is bulky and expensive.

Most at home fitness companies just put a 2D screen on an existing piece of equipment. We're offering a better way to workout with a trainer in your own home, without the need for expensive equipment.

VR is not just for gaming.

Early adopters to the VR space were mostly gamers looking for the next big platform. As developers explore new applications in the space, many do so with a gamer-centric mindset. The majority of the VR fitness market are apps created by video game developers. This means they often feel and function like a video game rather than a workout experience.



Leading the pack through technology.

Liteboxer develops custom programming for every workout. Every punch and interaction is manually programmed to trainer callouts and to the beat of the music. The result is a complete workout that doesn't feel like a workout. We track timing, accuracy, and effort so users can see their progress over time.

Liteboxer's background with functional programming gives us a major advantage in the virtual fitness space. Our app uses real trainers during the entire workout unlike other VR fitness apps that simply use virtual spheres and blocks that fly at you. We transport both the user and our trainers to a space that makes it feel like a personal training session.

How Liteboxer makes money:

Our business model is driven by subscriptions. We make fitness content and features that our customers want to consume through their membership. We expect rapid market growth as the VR market expands through new users and new platforms for our app. User acquisition costs are lower than traditional hardware fitness because there is no up-front equipment costs (besides the headset) and no large space requirements. As our subscriber base grows, the costs to produce content is spread out, in turn driving down the per-user economics. We are delivering new content daily and shoot in-person with our trainers at a state-of-the-art green screen studio specifically designed for VR content. New features and modalities are constantly added to drive user engagement, reduce churn and attract more users to the platform.


One of the first VR Apps to
Have a real trainer with you during the entire workout.
Use of hand tracking in app...no more sweaty controllers.
Allow users to the music and create custom playlists.

In addition, we are in discussions with major fitness companies to leverage our IP and technology to quickly bring their brand experiences to the metaverse. These partnerships will be revenue-shared models in which we retain all technological IP. Partners will bring their marketing power to amplify the products and attract consumers.

TRACTION

Significant capital raised, a robust patent portfolio, and an active user base to support product-market fit.

The interactive-fitness market is expected to grow by $5.44 billion between 2020 and 2024 (source). Not to mention, the growth rate of the gaming industry from 2006 ($8 billion) to 2020 ($160 billion) is higher than that of all other entertainment industries (source).


$5.44 BILLION
EXPECTED GROWTH
The interactive fitness market
growth between 2020 and 2024

The most exciting thing about the fitness and virtual reality industry is that it is just the beginning. To date there have been 14.8M Meta headsets sold in the first 3 years of launching (source). Fitness apps in the virtual space are just starting to be developed, we believe Liteboxer is at the forefront.


META'S VR HEADSET
Unit Sales Per Year
10 million
8
6
4
2
0
2016
2017
2018
2019
2020
2021


LITEBOXER
LAUNCH STATS
610K
App Downloads
35,000
Hours of Workouts Completed
TOP 5 FITNESS APP
In Meta Quest Store Today

(source)

REASONS TO INVEST

Take VR fitness to the next level

Liteboxer already has **over 750 5-star reviews*** and is established as a leader in at-home fitness training. We recently expanded into full body cardio workouts and will continue to expand into additional modalities over the course of the next year. Whether you enjoy spin, barre, pilates, or boxing - Liteboxer will be the one-stop fitness app destination for fun, engaging, and high-quality trainer-led content.



HELP US BECOME A
LEADER IN VR FITNESS
Liteboxer will be the one-stop fitness app destination for fun, engaging, and high-quality trainer-led content.
1,473

We are raising money to grow our team in support of our mission to build new workout modalities, bring Liteboxer to new virtual platforms, and develop apps for some of the biggest names in fitness as they make their move into the metaverse.

Invest in Liteboxer and become a partner in the future of at-home fitness!



GREAT WORKOUT
This workout is amazing and better than going to the gym. I highly recommend it.
Lastbreed | 10/10/2022
I NEED MORE OF THIS
Tried this on a whim and now I'm addicted. Too much fun.
LoganBaker45 | 10/08/2022
USING THIS TO LOSE WEIGHT
I love this game. I do it everyday and I am starting to lose weight and still build muscle.
Torishea127 | 10/06/2022

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

MEET OUR TEAM



MEET OUR CO-FOUNDER & CEO
JEFF MORIN
LITEBOXER
formlabs

Jeff received his Masters in Mechanical Engineering from Massachusetts Institute of Technology through a Fellowship. During his thesis he worked with famed robotics company Boston Dynamics and later went on to work at QinetiQ, the company responsible for the Talon robot. Before launching Liteboxer, Jeff led the manufacturing team at Formlabs, a Boston-Based 3D printing company that is now valued at over $2B.



MEET OUR CO-FOUNDER & CHAIRMAN
TODD DAGRES
LITEBOXER
SPARK CAPITAL

Todd founded Spark Capital, a Venture Capital firm that recently raised $2.1B for two new funds targeting early and growth stage startups. Some prominent investments by the company include Tumblr, Twitter, Slack, Cruise, Warby Parker, Wayfair, and even Oculus. Todd is a veteran athlete and was the originator for the Liteboxer vision after sparring with a trainer and wanting to make the experience more accessible at home.

In the Press

SHOW MORE

Meet Our Team



Jeffrey William Morin

CEO and Co-Founder

Jeff received his Masters in Mechanical Engineering from Massachusetts Institute of Technology through a Fellowship. During his thesis he worked with famed robotics company Boston Dynamics and later went on to work at QinetiQ, the company responsible for the Talon robot. Before launching Liteboxer, Jeff led the manufacturing team at Formlabs, a Boston-Based 3D printing company that is now valued at over $2B.



Todd Dagres

Co-Founder and Board Member

Todd founded Spark Capital, a Venture Capital firm that recently raised $2.1B for two new funds targeting early and growth stage startups. Some prominent investments by the company include Tumblr, Twitter, Slack, Cruise, Warby Parker, Wayfair, and even Oculus. Todd is a veteran athlete and was the originator for the Liteboxer vision after sparring with a trainer and wanting to make the experience more accessible at home.



Steven J. Bell

Chief Financial Officer

Steve has lead the finance function at many successful high-tech startups over the last 25 years including Vertica Systems, Recorded Future and Sophos Software. He also lead successful exits at Desktop Standard and Kensho Technologies. Steve holds BBA in Accounting from UMass Amherst and a MBA in Finance from Fordham University.



Isaiah Kacyvenski

Board Member

Co-Founder and Managing Partner at Will Ventures.



Kevin Ken Tsujihara

Board Member

Kevin Tsujihara is a seasoned entertainment executive and investor with over 25 years of industry experience.

Offering Summary

Company	:	Liteboxer Technologies, Inc.
Corporate Address	:	8 Merrill Industrial Drive, Unit 12, Hampton, NH 03842
Offering Minimum	:	$9,991.12
Offering Maximum	:	$4,999,992.68
Minimum Investment Amount (per investor)	:	$492.52

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	568
Maximum Number of Shares Offered	:	284,252
Price per Share	:	$17.59
Pre-Money Valuation	:	$81,992,970.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Super Early Bird Bonus

Invest $500 within the first week and receive 10% bonus shares

Early Bird Bonus

Invest $500 within the first two weeks and receive 5% bonus shares

Amount-Based:

$1,000+ | 1st Tier

Invest $1,000 and receive a 50% discount on a one year All-Access Membership

$5,000+ | 2nd Tier

Invest $5,000 and receive 5% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$10,000+ | 3rd Tier

Invest $10,000 and receive 10% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$25,000+ | 4th Tier

Invest $25,000 and receive 15% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$50,000+ | 5th Tier

Invest $50,000 and receive 20% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

$100,000+ | 6th Tier

Invest $100,000 and receive 25% bonus shares + 50% discount on a one-year All Access Membership + 50% store-wide discount*

**Store-wide discount limited to $2,500 value*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Liteboxer Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $17.59/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,759. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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start engine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The view campaign page video

0:04

[CHEERS AND APPLAUSE]

0:07

>>> FITNESS AT HOME JUST MADE A

0:09

QUANTUM LEAP PAST THE STATIONARY

0:13

BIKE BECAUSE NOW YOU CAN GET A

0:14

FULLY IMMERSIVE, INTERACTIVE AND

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COMPETITIVE WORKOUT EXPERIENCE

0:16

WITHOUT LEAVING THE HOUSE, AND

0:17

WE LOVE THAT.

0:18

SO HERE TO TELL US MORE IS BRAND

0:21

AMBASSADOR OF OUR SPONSOR LIGHT

0:23

BOXER AND FORMER BACHELOR, MATT

0:27

JAMES.

0:27

[CHEERS AND APPLAUSE]

0:27

>> WHAT'S UP, SARA?

0:28

>> HI.

0:28

>> GOOD TO SEE YOU AGAIN.

0:29

>> SO YOU HAVE TO TELL US.

0:32

IT'S SO GREAT TO SEE YOU AS

0:32

ALWAYS, BUT TELL US ABOUT THIS

0:33

LIGHT BOXER BECAUSE YOU MAY HAVE

0:35

NOTICED I'M WEARING PROPS.

0:36

>> YEAH, YOU LOOK GREAT.

0:42

SO AS A FITNESS ENTHUSIAST I'M

0:43

CONSTANTLY LOOKING FOR NEW WAYS

0:43

TO PUSH MYSELF.

0:44

I'M CURRENTLY TRAINING FOR THE

0:45

NEW YORK CITY MARATHON.

0:46

>> WHOO!

0:47

[APPLAUSE]

0:47

>> I TRIED LIGHT BOXER OUT FOR

0:49

THE FIRST TIME AND I WAS

0:50

INSTANTLY HOOKED AND LIGHT BOXER

0:52

VR IS A VIRTUAL FULL-BODY

0:55

WORKOUT AVAILABLE ON THE

0:57

METAQUEST 2, AND IT'S THE BEST

0:59

VR WORKOUT HANDSDOWN.

1:00

>> I'M JUST LEARNING ABOUT THIS,

1:03

BUT THEY JUST CAME OUT WITH A

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FULL BODY WORKOUT.

1:05

TELL US ABOUT THAT.

1:06

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1:08

TODAY LIGHT BOXER VR IS DROPPING

1:10

THEIR TOTAL BODY WORKOUT.

1:11

>> YES.

1:12

[APPLAUSE]

1:12

>> AND THE TOTAL BODY WORKOUT IS

1:15

GOING TO CONSIST OF YOUR BOOT

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CAMP STYLE WORKOUT.

1:20

>> THE ROPES.

1:21

>> BATTLE ROPES, THE SPEED BAG

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AND MUCH MORE, BUT IT'S ALL FROM

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THE COMFORT OF YOUR OWN HOME,

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AND THE COOLEST THING ABOUT IT

1:28

IS I FEEL LIKE I'M GETTING THAT

1:32

ONE-ON-ONE TRAINER EXPERIENCE

1:33

BECAUSE ANTHONY WHO YOU WILL SEE

1:34

IN A SECOND WILL BE COACHING YOU

1:36

THROUGH THE ENTIRE WORKOUT.

1:36

>> YOU CAN DO IT RIGHT FROM YOUR

1:38

HOME WHICH IS SUCH A KEY WHEN

1:39

TIME IS HARD TO COME BY.

1:40

>> FOR SURE.

1:41

>> I WANT TO TRY THIS.

1:43

>> ARE YOU READY TO GO?

1:45

>> I DIDN'T WEAR THIS JUST

1:46

FOR -- LET'S DO IT.

1:46

>> LET'S DO IT.

1:47

OKAY.

1:47

>> OKAY.

1:48

OKAY.

1:50

I THINK I'M READY.

1:50

>> YOU LOOK THE PART.

1:53

>

1:53

>> I THINK WE'RE GOOD.

1:55

WE'RE GOOD.

1:55

>> WHAT IS UP?

1:56

>> START IT, SARA.

1:57

YOU PROBABLY WORK OUT.

2:02

YOU'RE IN IT RIGHT NOW.

2:07

LET'S GO, SARA.

2:07

MAKE SURE YOU FIND THAT RHYTHM

2:08

IF YOU EVER GET LOST.

2:08

>> SQUAT IT DOWN.

2:09

RIGHT LEFT, RIGHT LEFT.

2:09

>> THERE YOU GO.

2:10

OKAY.

2:10

YOU LOOK LIKE YOU'VE DONE THIS

2:13

BEFORE.

2:13

THERE WE GO.

2:15

THERE WE GO.

2:15

>> NOW WE GO SQUATS.

2:17

>> GOOD FORM.

2:18

>> I'M RIGHT HERE.

2:19

I'M HITTING IT WITH YOU.

2:20

>> YOU BETTER NOW.

2:21

>> GREAT TECHNIQUE.

2:23

GREAT TECHNIQUE.

2:26

NOW WE'RE GOING TO T-- THERE WE

2:28

GO.

2:29

FIND THAT RHYTHM.

2:31

FIND THAT RHYTHM.

2:32

PERFECT.

2:32

IF YOU EVER GET LOST, MAKE SURE

2:33

YOU'RE ON RHYTHM.

2:34

YOU LOOK GREAT.

2:35

GREAT JOB.

2:36

YEP.

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YEP.

2:36

THERE WE GO.

2:38

THERE WE GO.

2:39

ONE MORE.

2:40

YEP.

2:41

ALL RIGHT.

2:41

DOUBLE TIME.

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YEP.

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THERE WE GO.

2:44

LET'S HEAR IT FOR SARA.

2:45

YOU'RE DOING GREAT.

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ALL RIGHT.

2:48

NOW WE'RE GOING TO PICK IT UP.

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WE'RE GOING TO PICK IT UP.

2:50

LET'S GO.

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LET'S GO.

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FASTER!

2:54

LET'S GO!

2:54

THERE WE GO.

2:56

FINISH STRONG.

2:59

FINISH STRONG.

3:00

[CHEERS AND APPLAUSE]

3:00

GREAT JOB.

3:03

>> THAT WAS SO FUN.

3:05

THAT IS SO FUN.

3:06

EVEN IF I DIDN'T LOVE WORKING

3:07

OUT, I WOULD PROBABLY DO IT

3:09

ANYWAY JUST FOR THAT.

3:09

>> OH, SURE.

3:12

>> A HUGE THANK YOU TO MATT

3:13

JAMES AND OUR SPONSOR LITE

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BOXER.

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YOU CAN DOWNLOAD IT IN THE

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OCULUS STORE TODAY TO START YOUR

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FREE TRIAL.

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WE WILL BE RIGHT BACK.

3:21

♪

3:21

[CHEERS AND APPLAUSE]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LITEBOXER TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF MAY, A.D. 2021, AT 2:12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5929911 8100
SR# 20211738181

Authentication: 203187401
Date: 05-12-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:12 PM 05/12/2021
FILED 02:12 PM 05/12/2021
SR 20211738181 - File Number 5929911

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LITEBOXER TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Liteboxer Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Liteboxer Technologies, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 22, 2019 under the name Liteboxer Technologies, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be further amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Liteboxer Technologies, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,656,926 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (this "**Amended and Restated Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of Common Stock.

B. PREFERRED STOCK

691,516 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" and 965,410 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth: refer to sections and subsections of Part B of this Article Fourth:.

1. Dividends.

The holders of then outstanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), out of any funds and assets legally available therefor, dividends at the rate of 8% of the Original Issue Price (as defined below) with respect to the Series A Preferred Stock for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series A Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive (in addition to the dividends payable pursuant to the first sentence of this Section 1 with respect to the Series A Preferred Stock), a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) for such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean $5.7844 per share, with respect to the Series Seed Preferred Stock, and $17.6091 per share with respect to the Series A Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect thereto.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid on a *pari passu* basis out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid on a *pari passu* basis out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) in the case of the Series Seed Preferred Stock, the greater of (A) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon or (B) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common

Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (the amount payable pursuant to this clause (i) is hereinafter referred to as the "**Series Seed Liquidation Amount**"), and (ii) in the case of the Series A Preferred Stock, the greater of (A) the Series A Original Issue Price, plus any dividends declared but unpaid thereon or (B) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (the amount payable pursuant to this clause (ii) is hereinafter referred to as the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless (i) the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and (ii) the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class on an as-converted to Common Stock basis (collectively, the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger, reorganization or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, reorganization or consolidation,

(b) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this Corporation's securities), of this Corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the then outstanding voting stock of this Corporation (or the surviving or acquiring entity), provided that the sale of Preferred Stock in a bona fide financing transaction shall not be deemed to be a "Deemed Liquidation Event"; or

(c) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, reorganization or consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation;

except, in respect of clause (a) or (b) of this Subsection 2.3.1, any such merger, reorganization, transfer or consolidation involving the Corporation or a subsidiary in which the shares of capital stock or ownership interests of the Corporation outstanding immediately prior to such merger, reorganization, transfer or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or ownership interests that represent, immediately following such merger, reorganization, transfer or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting entity; or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger, reorganization, transfer or consolidation, the parent entity of such surviving or resulting entity.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger, reorganization or consolidation for such transaction (the "**Transaction Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(c), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice (the "**Redemption Notice**") to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause

(ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "**Redemption Date**"), to redeem each outstanding share of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount and each outstanding share of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount (the "**Redemption Price**"). The Redemption Notice shall state (i) the Redemption Date, Series Seed Liquidation Amount and Series A Liquidation Amount, (ii) the date upon which the holder's right to convert the shares Preferred Stock held by such holder terminates (as determined in accordance with Subsection 4.1), and (iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock in the event such shares are certificated. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. In the event of a redemption pursuant to this Subsection 2.3.2(b), on or before the Redemption Date, each holder of shares of Preferred Stock, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if such shares are certificated, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the individual or entity whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If on the Redemption Date the Redemption Price payable on the shares of Preferred Stock being redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any of the certificates for any of the shares of Preferred Stock shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights, preferences and privileges with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price payable on such shares of Preferred Stock without interest upon surrender of such certificate or certificates. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of at least one of the Preferred Directors (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of the Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"), the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**" and together with the Series Seed Director, the "**Preferred Directors**"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (the "**Common Directors**"), and the holders of record of the shares of Preferred Stock and Common Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation mutually acceptable to the Preferred Directors and the Common Directors. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (a) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (b) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director elected as provided in the second sentence of this Subsection 3.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3 increase or decrease the authorized number of shares of the Corporation's capital stock or any class or series thereof;

3.3.4 create, or authorize the creation of, or issue or obligate itself to issue or reclassify any outstanding shares of the Corporation into shares of, any additional class or series of capital stock that is senior to, or *pari passu* with, the Series A Preferred Stock or the Series Seed Preferred Stock;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, and (iv) repurchases of stock upon exercise of the Corporation's contractual rights of first refusal with respect to proposed transfers of stock approved by the Board, including the approval of at least one of the Preferred Directors;

3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors or the number of votes that may be cast by any director;

3.3.7 create, or authorize the creation of, any equity incentive or stock option plan or increase the number of shares of Common Stock reserved for issuance under any equity incentive, stock option plan or otherwise to employees, officers, directors, advisors, consultants, contractors or other persons performing services for the Corporation or any subsidiary;

3.3.8 cause or permit any of its subsidiaries to, without approval of the Board, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.9 create, or hold capital stock or other equity securities in, any subsidiary or other entity that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock or other equity securities, or sell, transfer or otherwise dispose of any capital stock or other equity securities of any subsidiary or other entity, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.10 sell, lease, transfer, license, pledge, encumber or otherwise dispose of any intellectual property of the Corporation other than in the ordinary course of business; or

3.3.11 enter into any agreement to do any of the foregoing.

3.4 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least 65% of the then outstanding shares of Series A Preferred Stock (the "**Required Series A Holders**") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the rights, preferences or privileges of the Series A Preferred Stock, or waive any of the rights, preferences or privileges of the Series A Preferred Stock (including, without limitation, any adjustments to the conversion amount, conversion price, conversion ratio, or liquidation preference with respect to the Series A Preferred Stock);

3.4.2 increase or decrease the authorized number of shares of Series A Preferred Stock;

3.4.3 issue or obligate itself to issue shares of Series A Preferred Stock;

3.4.4 redeem any shares of Series Seed Preferred Stock prior to the redemption of any outstanding shares of Series A Preferred Stock

3.4.5 consent to or consummate any deemed liquidation or change of control at a per share price that is less than the Series A Original Issue Price; or

3.4.6 enter into an agreement to do any of the foregoing.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed Preferred Stock shall initially be equal to $5.7844 and applicable to the Series A Preferred Stock shall initially be equal to $17.6091. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a Redemption Notice of any shares of Preferred Stock pursuant to Section 2.3.2(c), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated and have not been issued electronically, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (or any series thereof) accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth:, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) up to the maximum number of shares of Common Stock, including Options therefor (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), authorized for issuance by the Corporation pursuant to the Corporation's 2020 Equity Incentive Plan, as amended from time to time, to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries (the "Plan Limit"), whether issued before or after the Series A Original Issue Date (provided that any Options for such shares that expire or terminate unexercised or any restricted stock repurchased by the Corporation at cost shall not be counted toward such maximum number unless and until such shares are re-granted as new stock grants (or as new Options) pursuant to the terms of any such plan, agreement or arrangement); provided, however, that the Plan Limit shall be reduced on a share for share basis for Common Stock, Options or Convertible Securities issued pursuant to subsections (vi) and (viii) of this Subsection 4.4.1(d) (provided that any Options or Convertible Securities for such shares issued pursuant to subsections (vi) and (viii) of this Subsection 4.4.1(d) that expire or terminate unexercised or any restricted stock repurchased by the Corporation at cost shall not be counted against the Plan Limit unless and until such shares are re-granted as new stock grants (or as new Options or Convertible Securities);

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors.

4.4.2 No Adjustment of Conversion Price. No adjustment in any Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, in addition to any other vote required under this Amended and Restated Certificate of Incorporation with respect to such matter, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect for such series of Preferred Stock immediately prior to such issuance or deemed issuance, then the applicable Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors, including the affirmative approval of at least one of the Preferred Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of

Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of the result of (i) 3 *multiplied by* (ii) the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market or the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of at least one of the Preferred Directors (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation; provided, however, that no conversion of the Series A Preferred Stock under section 5.1(b) will be effective against the Series A Preferred Stock without the vote or written consent of the Required Series A Holders, voting as a separate class.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form that have not been issued electronically shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise provided herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth: to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Series A Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of that certain Amended and Restated Investors' Rights Agreement, dated on or about the date of this Amended and Restated Certificate of Incorporation, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth: shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote or consent of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh:.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the

Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth: shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth: (including, without limitation, each portion of any sentence of this Article Twelfth: containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11 day of May, 2021.

DocuSigned by:

By: Jeffrey Morin

Name: Jeffrey Morin

Title: Chief Executive Officer